

November 22, 2011

Via: E-mail
Mr. Al Pietrangelo
Chief Executive Officer
Lantis Laser, Inc.
41 Howe Lane
Freehold, New Jersey 07728

      RE: **Lantis Laser, Inc.**
             Form 10-K for the fiscal year ended December 31, 2010
             Filed April 12, 2011
             Form 8-K dated April 22, 2011,
             as amended on April 27, 2011 and August 2, 2011
             File No. 000-53585

Dear Mr. Pietrangelo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Jeffrey Jaramillo

             Jeffrey Jaramillo
             Accounting Branch Chief